Exhibit (a)(1)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below), dated March 8, 2024, and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase
All Outstanding Shares of Common Stock
of
NGM BIOPHARMACEUTICALS, INC.
at
An Offer Price of $1.55 per Share in Cash

Pursuant to the Offer to Purchase Dated March 8, 2024
by
ATLAS NEON MERGER SUB, INC.,

 a wholly owned subsidiary of

ATLAS NEON PARENT, INC. an affiliate of

THE COLUMN GROUP, LP,

THE COLUMN GROUP GP, LP,

THE COLUMN GROUP II, LP,

THE COLUMN GROUP II GP, LP,

THE COLUMN GROUP MANAGEMENT, LP,

PONOI CAPITAL, LP,

PONOI MANAGEMENT, LLC,

PONOI CAPITAL II, LP,

PONOI II MANAGEMENT, LLC,

THE COLUMN GROUP III, LP,

THE COLUMN GROUP III-A, LP,

THE COLUMN GROUP III GP, LP,

THE COLUMN GROUP IV, LP,

THE COLUMN GROUP IV-A, LP,

THE COLUMN GROUP IV GP, LP,

TCG IV GP, LLC,

THE COLUMN GROUP OPPORTUNITY III, LP,

THE COLUMN GROUP OPPORTUNITY III GP, LP,

TCG OPPORTUNITY III GP, LLC,

PETER SVENNILSON,

DAVID V. GOEDDEL and

TIMOTHY KUTZKEY

Atlas Neon Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Atlas Neon Parent, Inc., a Delaware corporation (“Parent”), is offering to purchase (the “Offer”) all outstanding shares of common stock, par value $0.001 per share (“Shares”), of NGM Biopharmaceuticals, Inc., a Delaware corporation (“NGM”), other than the Rollover Shares (as defined below), for $1.55 per Share in cash (the “Offer Price”), upon the terms and subject to the conditions described in the Offer to Purchase, dated March 8, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). Subject to the terms of the Agreement and Plan of Merger, dated as of February 25, 2024 (together with any amendments or supplements thereto, the “Merger Agreement”), among NGM, Parent and Purchaser, the Offer Price will be paid subject to any applicable tax withholding and without interest. Parent is an affiliate of The Column Group, LP, The Column Group GP, LP, The Column Group II, LP, The Column Group II GP, LP, The Column Group Management, LP, Ponoi Capital, LP, Ponoi Management, LLC, Ponoi Capital II, LP, Ponoi II Management, LLC, The Column Group III, LP, The Column Group III-A, LP, The Column Group III GP, LP, The Column Group IV, LP, The Column Group IV-A, LP, The Column Group IV GP, LP, TCG IV GP, LLC, The Column Group Opportunity III, LP, The Column Group Opportunity III GP, LP, TCG Opportunity III GP, LLC, Peter Svennilson, David V. Goeddel and Timothy Kutzkey. Stockholders who hold their Shares through a broker, dealer, commercial bank or other nominee should consult with such institution as to whether it charges any service charges or commissions.

Concurrently with the execution of the Merger Agreement, Parent and Purchaser entered into a rollover agreement, dated as of the date of the Merger Agreement (the “TCG Rollover Agreement”), with The Column Group, LP, The Column Group GP, LP, The Column Group Management, LP, The Column Group II, LP, The Column Group III, LP, The Column Group III-A, LP, The Column Group IV, LP, The Column Group IV-A, LP, The Column Group Opportunity III, LP, Ponoi Capital, LP and Ponoi Capital II, LP (the “TCG Rollover Stockholders” and, together with The Column Group II GP, LP, The Column Group III GP, LP, The Column Group IV GP, LP, TCG IV GP, LLC, The Column Opportunity III GP, LP, TCG Opportunity III GP, LLC, Ponoi Management, LLC, Ponoi II Management, LLC, David V. Goeddel, Timothy Kutzkey and Peter Svennilson, the “TCG Stockholders”) who in the aggregate hold approximately 26% of NGM’s outstanding Shares. Parent and Purchaser are affiliates of the TCG Stockholders, and each TCG Stockholder is considered a co-offeror in the Offer. As co-offerors, each TCG Stockholder accepts joint responsibility for the accuracy of the disclosures made in the Offer to Purchase. In addition, Parent and Purchaser are party to a rollover agreement, dated as of the date of the Merger Agreement (as supplemented by the joinder thereto, the “Stockholder Rollover Agreement”), with certain of NGM’s other stockholders, including Mr. Rieflin, the Chairman of NGM’s board of directors, Dr. Goeddel, a member of NGM’s board of directors and Dr. Woodhouse, NGM’s Chief Executive Officer and a member of NGM’s board of directors (collectively, the “Rollover Stockholders”), who in the aggregate hold approximately 22% of NGM’s outstanding Shares. Pursuant to the applicable Rollover Agreement, each of the TCG Rollover Stockholders and the Rollover Stockholders have agreed, among other things, that they will not transfer or tender their Shares subject to the applicable Rollover Agreement (the “Rollover Shares”) in the Offer and that instead (i) such Rollover Shares will be contributed to Parent immediately prior to the closing of the Merger, and (ii) in consideration for such contribution, Parent will issue common shares of Parent to each TCG Rollover Stockholder and Rollover Stockholder, as applicable, in accordance with the terms of the applicable Rollover Agreement. Each Rollover Agreement provides that it will terminate in the event the Merger Agreement is terminated in accordance with its terms.

Concurrently with the execution of the Merger Agreement, and as a condition and inducement to NGM’s willingness to enter into the Merger Agreement, certain of the TCG Stockholders, including The Column Group, LP, The Column Group GP, LP, The Column Group Management, LP, The Column Group II, LP, The Column Group III, LP, The Column Group III-A, LP, The Column Group IV, LP, The Column Group IV-A, LP, The Column Group Opportunity III, LP, Ponoi Capital, LP and Ponoi Capital II, LP (each, a “Guarantor” and collectively, the “Guarantors”), have duly executed and delivered to NGM a limited guaranty (the “Limited Guaranty”), dated as of the date of the Merger Agreement, in favor of NGM, in respect of certain obligations of Parent and Purchaser arising under, or in connection with, the Merger Agreement. The Guarantors’ obligations under the Limited Guaranty are subject to a cap of $10 million, subject to certain other terms and conditions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER 11:59 P.M. EASTERN TIME ON APRIL 4, 2024 (THE “EXPIRATION DATE”), UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Merger Agreement, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into NGM, with NGM being the surviving corporation and a wholly owned subsidiary of Parent after such merger (the “Merger”), and each issued and outstanding Share (subject to certain exceptions) will, by virtue of the Merger, be converted into the right to receive an amount equal to the Offer Price, subject to any applicable tax withholding and without interest. As a result of the Merger, NGM will cease to be a publicly traded company and will become wholly-owned by Parent. The Merger Agreement is more fully described in the Offer to Purchase.

Purchaser’s obligation to accept for payment Shares tendered in the Offer is subject to conditions, including: (i) that the number of Shares validly tendered and not validly withdrawn, equals at least a majority of all Shares then outstanding owned by the Unaffiliated Stockholders (as defined below) (the “Minimum Tender Condition”), (ii) the accuracy of NGM’s representations and warranties contained in the Merger Agreement (subject to certain exceptions and qualifications described in the Merger Agreement and the Offer to Purchase), (iii) NGM’s performance in all material respects of its obligations under the Merger Agreement and (iv) the other conditions set forth in Exhibit A to the Merger Agreement. The obligations of Parent and Purchaser to consummate the Offer and the Merger under the Merger Agreement are not subject to a financing condition. Purchaser expressly reserves the right, in its sole discretion, to: (i) waive, in whole or in part, any Offer Condition other than the Minimum Tender Condition and the Termination Condition, and/or (ii) modify the terms of the Offer in a manner not inconsistent with the Merger Agreement, subject to certain exceptions described in the Merger Agreement and the Offer to Purchase.

The purpose of the Offer and the Merger is for Parent, through Purchaser, to acquire control of, and the entire equity interest in, NGM. Following the consummation of the Offer, Purchaser intends to effect the Merger pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) as promptly as practicable, subject to the satisfaction of certain conditions. If the Merger is so effected pursuant to Section 251(h) of the DGCL, no vote of NGM’s stockholders will be required to adopt the Merger Agreement or consummate the Merger.

After careful consideration and upon the unanimous recommendation of a Special Committee of the members of the NGM board of directors (the “NGM Board”), the members of the NGM Board (other than Messrs. Goeddel and Perlmutter, who recused themselves because of their relationship to the TCG Stockholders, and Mr. Rieflin, who recused himself because he is a Rollover Stockholder) have unanimously adopted resolutions: (i) determining that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”) are fair to and in the best interests of NGM and its stockholders, other than the TCG Stockholders, Parent, Purchaser, the Rollover Stockholders, the members of the NGM Board and the officers of NGM subject to Section 16 of the Securities Exchange Act of 1934, as amended (collectively, the “Unaffiliated Stockholders”), and (ii) authorizing and approving the execution, delivery and performance by NGM of the Merger Agreement and, subject to the terms and conditions of the Merger Agreement, the consummation by NGM of the Transactions, (iii) declaring the Merger Agreement and the Transactions advisable and (iv) recommending that the Unaffiliated Stockholders accept the Offer and tender their Shares pursuant to the Offer, which resolutions shall not be subsequently qualified, modified or withdrawn in any way, except in connection with a Superior Company Proposal (as such term is used in the Merger Agreement).

The Merger Agreement provides that, unless the Merger Agreement has been validly terminated in accordance with its terms, Purchaser may elect to, and if so requested by NGM, as determined by Parent, will, extend the Offer: (A) for consecutive periods of up to 10 business days each (or for such longer period as may be agreed to by Parent and NGM) if on any then scheduled Expiration Date, the Minimum Tender Condition has not been satisfied or any other Offer Condition (as defined in the Offer to Purchase) has not been satisfied or waived, to permit such Offer Condition to be satisfied (but in the case of the Minimum Tender Condition being the only condition not satisfied, on no more than five occasions) or (B) for the minimum period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or the staff thereof or Nasdaq applicable to the Offer, provided that in no event shall Parent or Purchaser be permitted or required to extend the Offer beyond June 15, 2024. Any extension will be followed as promptly as practicable by public announcement thereof, such announcement to be made no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date.

For purposes of the Offer, if and when Purchaser gives oral or written notice to Equiniti Trust Company (formerly known as American Stock Transfer & Trust Company, the “Depositary and Paying Agent”) of its acceptance for payment of such Shares pursuant to the Offer, then Purchaser has accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price (subject to any applicable withholding tax) therefor with the Depositary and Paying Agent, which will act as agent for the tendering stockholders for purposes of receiving payments from us and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares. Purchaser will pay for Shares tendered (and not validly withdrawn) pursuant to the Offer only after timely receipt by the Depositary and Paying Agent of: (i) a timely Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to such Shares, (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal), and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary and Paying Agent. Accordingly, tendering stockholders may be paid at different times depending upon when Book-Entry Confirmations with respect to Shares are actually received by the Depositary and Paying Agent.

Tenders of Shares pursuant to the Offer are irrevocable. However, a stockholder has withdrawal rights that are exercisable until the expiration of the Offer (i.e., at any time prior to one minute after 11:59 p.m. Eastern Time on April 4, 2024), or in the event the Offer is extended, on such date and time to which the Offer is extended. In addition, pursuant to Section 14(d)(5) of the Exchange Act, Shares may be withdrawn at any time after May 7, 2024, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the expiration of the Offer.

The receipt of the Offer Price in exchange for Shares pursuant to the Offer or the Merger will, depending on the particular circumstances of each holder of Shares, generally be treated as a sale or exchange for U.S. federal income tax purposes or as a distribution with respect to such holder’s Shares. For a summary of the material U.S. federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Holders of Shares should consult with their tax advisors regarding the U.S. federal income tax consequences of the Offer and the Merger, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or non-U.S. tax laws.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase, the related Letter of Transmittal and the other exhibits to the Schedule TO, and NGM’s Schedule 14D-9 and the Transaction Statement on Schedule 13E-3, contain important information and all documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Innisfree M&A Incorporated (the “Information Agent”) or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

 Innisfree M&A Incorporated
501 Madison Avenue, 20th floor
New York, New York 10022

Shareholders may call toll free: (877) 800-5190
Banks and Brokers may call collect: 212-750-5833

March 8, 2024